Exhibit 12.1

Sanderson Farms, Inc.

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preference Security Dividends

In Thousands (Except Ratios)

	Year Ended,
	October 31, 2012	October 31, 2013	October 31, 2014	October 31, 2015	October 31, 2016	Nine Months Ended July 31, 2017
Fixed Charges:
Interest Expense	$9,201	6,136	$2,577	$2,136	$1,708	$1,375
Capitalized Interest	—	75	1,084	451	305	—
Interest Component of Rental/Lease Expense	607	590	640	683	707	577
Amortization of Debt Expenses	577	1,018	856	927	987	860

Total Fixed Charges	$10,385	7,819	$5,157	$4,197	$3,707	$2,812

Preferred Stock Dividends(1)	$—	—	$—	$—	$—	$—

Combined Fixed Charges and Preferred Stock Dividends(1)	$10,385	7,819	$5,157	$4,197	$3,707	$2,812

Earnings:
Income from Continuing Operations before Income Taxes	$86,572	200,113	$379,466	$334,091	$292,677	$315,735
Add: Interest Expense	9,201	6,136	2,577	2,136	1,708	1,375
Add: Interest Component of Rental/Lease Expense	607	590	640	683	707	577
Add: Amortization of Capitalized Interest	346	346	346	398	417	319
Add: Amortization of Debt Expenses	577	1,018	856	927	987	860

Earnings as Adjusted	$97,303	208,203	$383,885	$338,235	$296,496	$318,866

Ratio of Earnings to Fixed Charges	9.37	26.63	74.44	80.59	79.98	113.39
Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends(1)	9.37	26.63	74.44	80.59	79.98	113.39

(1)	We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preference security dividends is the same as the ratio of earnings to fixed charges.